UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☑ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:______________________________________________________________________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hines Horticulture, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

12621 Jeffrey Road

Address of Principal Executive Office (Street and Number)

Irvine, California 92620

City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As of the date of the filing of this Form 12b-25, Hines Horticulture, Inc. (the “Company”) is still endeavoring to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (the “First Quarter Report”).  The First Quarter Report has not been timely filed for the reasons set forth in a Form 12b-25 filed by the Company with the Securities and Exchange Commission on May 16, 2007 and the Company is continuing its work on the First Quarter Report in an effort to file it as soon as practicable.

In addition to the work being done on the First Quarter Report, as of the date of this filing the Company is also concurrently working on the financial statements to be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (the “Second Quarter Report”).  As a result, the Company does not expect that it will be able to file the Second Quarter Report on or before the fifth calendar day following the required filing date as prescribed by Rule 12b-25.  The Company intends to file the Second Quarter Report as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Claudia M. Pieropan	(949)	559-4444
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☐Yes  ☒No

Form 10-Q for the quarter ended March 31, 2007

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Attachment A hereto.

Hines Horticulture, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2007	By:	/s/ Claudia M. Pieropan
Claudia M. Pieropan Chief Financial Officer, Secretary and Treasurer (Principal financial and accounting officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

As previously disclosed in a Current Report on Form 8-K, on August 6, 2007 the Company concluded that the goodwill carried on its balance sheet was impaired.  During the quarter ended June 30, 2007, the Company’s stock price significantly declined and circumstances indicated goodwill may be impaired. Accordingly, the Company performed the first step used to identify potential impairment in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets,” by comparing the Company’s fair value to the underlying carrying amount of its net assets, including goodwill. Based on this analysis, it was determined that the carrying amount of the Company’s net assets exceeded fair value. Accordingly, the Company performed a preliminary analysis of the implied fair value of goodwill as of June 30, 2007, which indicated that goodwill is fully impaired. The Company expects to recognize a goodwill impairment charge of approximately $39 million in the quarter ended June 30, 2007.  Additionally, as reported in the same Form 8-K on August 6, 2007 the Company concluded that the carrying value of assets located at its nursery in Trenton, South Carolina were impaired and in the quarter ended March 31, 2007, a fixed asset impairment charge of approximately $1.1 million has been recorded to reflect the excess of the carrying value over the estimated fair value of these assets.

Also as previously disclosed by the Company, during 2006 and early 2007 the Company engaged in a number of asset dispositions and the Company previously ceased operations at its Northeast and Miami, Florida facilities.  Accordingly, the Company’s results of operations to be reported in the Second Quarter Report will be impacted by such dispositions and the Company’s consolidated financial statements contained therein will be presented with reclassifications for the Company’s discontinued operations.

As a result of the above items, the Company anticipates that there will be a significant change in the results of operations reported in the Company’s Second Quarter Report when it is filed as compared to the Company’s results of operations for the corresponding period for the last fiscal year.  The Company is not able at this time to provide estimates of its results of operations for the quarter ended June 30, 2007 pending the completion of its condensed consolidated financial statements as of and for the quarter ended June 30, 2007.